Exhibit 99.2

VITRU LIMITED

Consolidated financial statements and independent auditor's report

December 31, 2023

VITRU EDUCATION

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Vitru Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Vitru Limited and its subsidiaries (the "Company") as of December 31, 2023, and 2022, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

“/s/” PricewaterhouseCoopers Auditores Independentes Ltda.

Florianópolis, Brazil,

March 22, 2024

We have served as the Company's auditor since 2016

Vitru Limited Consolidated statements of financial position at (In thousands of Brazilian Reais)

	Note	December 31, 2023	December 31, 2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents	9	21,302	47,187
Short-term investments	9	220,301	26,389
Trade receivables	10	235,560	224,128
Income taxes recoverable		2,423	6,994
Prepaid expenses	12	19,710	20,010
Receivable from hub partners	13	39,351	31,979
Other current assets		40,459	14,853
TOTAL CURRENT ASSETS		579,106	371,540

NON-CURRENT ASSETS
Trade receivables	10	69,127	47,012
Indemnification assets		28,426	9,853
Deferred tax assets	11	226,959	203,043
Receivable from hub partners	13	57,277	48,117
Other non-current assets		11,100	6,903
Right-of-use assets	14	349,683	350,393
Property and equipment	15	205,852	194,575
Intangible assets	16	4,342,190	4,427,643
TOTAL NON-CURRENT ASSETS		5,290,614	5,287,539

TOTAL ASSETS		5,869,720	5,659,079

The accompanying notes are an integral part of the consolidated financial statements.

1

Vitru Limited Consolidated statements of financial position at (In thousands of Brazilian Reais)

	Note	December 31, 2023	December 31, 2022
LIABILITIES

CURRENT LIABILITIES
Trade payables		112,073	99,697
Loans and financing	17	151,120	131,158
Lease liabilities	14	51,621	51,310
Labor and social obligations	18	90,426	43,105
Taxes payable		17,370	16,006
Prepayments from customers		45,331	43,606
Other current liabilities		24,640	7,484
TOTAL CURRENT LIABILITIES		492,581	392,366

NON-CURRENT
Loans and financing	17	2,030,699	1,489,088
Lease liabilities	14	276,213	272,029
Payables from acquisition of subsidiaries	19	-	507,361
Taxes payable		6,075	-
Provisions for contingencies	20	41,878	29,182
Deferred tax liabilities	11	730,896	773,394
Share-based compensation	7	1,974	19,805
Other non-current liabilities		4,696	1,465
TOTAL NON-CURRENT LIABILITIES		3,092,431	3,092,324

TOTAL LIABILITIES		3,585,012	3,484,690

EQUITY	21
Share capital		8	8
Capital reserves		2,056,054	2,054,527
Retained earnings		228,646	119,854
TOTAL EQUITY		2,284,708	2,174,389

TOTAL LIABILITIES AND EQUITY		5,869,720	5,659,079

The accompanying notes are an integral part of the consolidated financial statements.

2

Vitru Limited Consolidated statements of profit or loss and other comprehensive income for the years ended December 31 (In thousands of Brazilian Reais, except earnings per share)

		Year Ended
		December 31,
	Note	2023	2022	2021
NET REVENUE	25	1,962,525	1,317,346	631,147

Cost of services rendered	26	(669,480)	(502,331)	(240,924)

GROSS PROFIT		1,293,045	815,015	390,223

General and administrative expenses	26	(259,086)	(179,335)	(89,344)
Selling expenses	26	(360,401)	(244,836)	(111,490)
Net impairment losses on financial assets	10	(263,541)	(187,534)	(110,689)
Other income (expenses), net	27	(8,453)	(2,320)	65
Operating expenses		(891,481)	(614,025)	(311,458)

OPERATING PROFIT		401,564	200,990	78,765

Financial income	28	60,970	64,566	45,520
Financial expenses	28	(366,545)	(264,437)	(74,879)
Financial results		(305,575)	(199,871)	(29,359)

PROFIT BEFORE TAXES		95,989	1,119	49,406

Current income taxes	11	(53,611)	(18,023)	(11,333)
Deferred income taxes	11	66,414	110,224	32,575
Income taxes		12,803	92,201	21,242

NET INCOME FOR THE YEAR		108,792	93,320	70,648

Other comprehensive income (loss)		-	-	-

TOTAL COMPREHENSIVE INCOME		108,792	93,320	70,648

Basic earnings per share (R$)	22	3.23	3.52	3.08
Diluted earnings per share (R$)	22	2.97	3.23	2.89

The accompanying notes are an integral part of the consolidated financial statements.

3

Vitru Limited Consolidated statement of changes in equity (In thousands of Brazilian Reais)

		Capital reserves
	Share capital	Additional paid- in capital	Share-based compensation	Treasury Shares	Retained earnings	Total

DECEMBER 31, 2020	6	1,020,541	1,515	-	(44,114)	977,948
						-
Profit for the year	-	-	-	-	70,648	70,648
Capital contributions	-	9,722	-	-	-	9,722
Issue of shares to employees	-	529	(529)	-	-	-
Value of employee services	-	-	7,810	-	-	7,810

DECEMBER 31, 2021	6	1,030,792	8,796	-	26,534	1,066,128

Profit for the year	-	-	-	-	93,320	93,320
Issuance of shares for business combination	2	560,544	-	-	-	560,546
Employee share program						-
Capital contributions	-	428,375	-	-	-	428,375
Issue of shares to employees	-	21,853	(21,853)	-	-	-
Value of employee services	-	-	26,020	-	-	26,020

DECEMBER 31, 2022	8	2,041,564	12,963	-	119,854	2,174,389

Profit for the year	-	-	-	-	108,792	108,792
Treasury Shares	-	-	-	(16,144)	-	(16,144)
Employee share program	-	-	-	-	-	-
Capital contributions	-	10,396	-	-	-	10,396
Issue of shares to employees	-	6,144	(6,144)	-	-	-
Value of employee services	-	-	7,275	-	-	7,275
DECEMBER 31, 2023	8	2,058,104	14,094	(16,144)	228,646	2,284,708

The accompanying notes are an integral part of the consolidated financial statements.

4

Vitru Limited Consolidated statement of cash flows for the year ended December 31, (In thousands of Brazilian Reais)

		Year Ended December 31,
	Note	2023	2022	2021
Cash flows from operating activities
Profit before taxes		95,989	1,119	49,406
Adjustments to reconcile income before taxes to cash provided on operating activities
Depreciation and amortization	14 / 15 / 16	212,658	127,343	54,479
Net impairment losses on financial assets	10	263,541	187,533	110,689
Provision for revenue cancellation	10	5,638	2,321	1,055
Provision for contingencies	20	1,561	(1,294)	4,905
Accrued interests		339,587	232,889	23,275
Share-based compensation	23	(9,389)	(6,458)	14,728
Rent concessions		-	-	(210)
Loss on sale or disposal of non-current assets	15 / 16	9,436	11,365	9
Modification of lease contracts	14	610	1,691	(169)
Changes in operating assets and liabilities:
Trade receivables		(302,726)	(235,541)	(117,096)
Prepayments		300	26,246	(782)
Other assets		(43,823)	(25,869)	5,569
Trade payables		12,376	53,612	9,466
Labor and social obligations		47,321	(19,732)	(1,770)
Other taxes payable		7,439	4,814	849
Prepayments from customers		1,725	15,529	664
Other payables		20,387	465	411
Cash from operations		662,630	376,033	155,478

Income tax paid		(49,040)	(17,270)	(18,486)
Interest paid	14 / 17 / 19	(371,894)	(236,393)	(64,104)
Contingencies paid		(12,231)	(906)	(7,853)
Net cash provided by operating activities		229,465	121,464	65,035

Cash flows from investing activities
Purchase of property and equipment	15	(51,300)	(40,316)	(25,995)
Purchase and capitalization of intangible assets	16	(71,285)	(56,722)	(32,320)
Payments for the acquisition of interests in subsidiaries, net of cash	19	(487,326)	(2,291,688)	(127,804)
Acquisition of short-term investments, net		(193,912)	226,653	286,141
Net cash provided (used) by investing activities		(803,823)	(2,162,073)	100,022

Cash flows from financing activities
Payments of lease liabilities	14	(20,738)	(18,374)	(11,170)
Payments of loans and financing		(100,869)	(296,262)	(150,000)
Proceeds from loans and financing , net of transaction costs		675,828	1,905,851	-
Costs related to future issuances	12	-	(7,381)	(23,952)
Shares repurchase		(16,144)	-	-
Capital contributions net of treasury shares		10,396	428,375	9,722
Net cash provided (used) by financing activities		548,473	2,012,209	(175,400)

Net decrease in cash and cash equivalents		(25,885)	(28,400)	(10,343)

Cash and cash equivalents at the beginning of the year		47,187	75,587	85,930
Cash and cash equivalents at the end of the year		21,302	47,187	75,587
		(25,885)	(28,400)	(10,343)

See Note 29 for the main transactions in investing and financing activities not affecting cash.

The accompanying notes are an integral part of the consolidated financial statements.

5

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

1.	Corporate information

Vitru Limited (“Vitru”) and its subsidiaries (collectively, the “Company”) is a holding company incorporated under the laws of the Cayman Islands on March 05, 2020 and whose shares are publicly traded on the National Association of Securities Dealers Automated Quotations Payments exchange (NASDAQ) under the ticker symbol “VTRU”. Vitru became the parent company of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (hereafter referred to as “Vitru Brazil”) formerly denominated Treviso Empreendimentos, Participações e Comércio S.A., through the completion of the corporate reorganization.

Vitru is a holding company jointly controlled by Vinci Partners, through the investments funds “Vinci Capital Partners II FIP Multiestratégia”, “Agresti Investments LLC”, “Botticelli Investments LLC”, Raffaello Investments LLC”, and the Carlyle Group, through the investment funds “Mundi Holdings I LLC”, “Mundi Holdings Ii LLC” and “Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia” (Note 1.4).

The Company is principally engaged in providing educational services in Brazil, mainly undergraduate and continuing education courses, presentially through its eight campuses in two states, or via digital education, through 2,499 (December 31, 2022 – 2,170) learning centers (“hubs”) across the country.

These consolidated financial statements were authorized for issue by the Board of Directors on March 21, 2024.

1.1.	Significant changes in the current reporting year

a) Share-based compensation (Note 23)

In the period between February and September 2023, Stock Options Program (SOP) participants exercised 138,986 share options. The impact caused by this operation was a reversal of R$ 12,155 in liabilities and a constitution of reserve in equity of R$ 2,321, which is included in the amount of R$ 5,083 on the Statements of Changes in Equity. The capital contribution from the participants (exercise price) was R$ 10,396.

b) Issuance of debenture (Note 17)

On May 5th, 2023, the Company issued a new series of debentures through its subsidiary Vitru Brasil, in the amount of R$ 190,000 comprising 190,000 bonds maturing between May 2025 and May 2028

On November 16th, 2023, the Company issued a new series of debentures through its subsidiary Vitru Brasil, in the amount of R$ 500,000 comprising 500,000 bonds maturing between November 2028 and November 2030.

2.	Material accounting policies

The material accounting policies applied in the preparation of these consolidated financial statements of the Company are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated. The financial statements are for the group consisting of Vitru and its subsidiaries.

2.1.	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The financial statements have been prepared under the historical cost convention, except for share-based compensation, which are adjusted to reflect fair value measurement.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Company’s accounting policies.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3. Actual results may differ from estimates.

All amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

6

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

2.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company for the years ended December 31, 2023, 2022 and 2021.

The table below list the Company's subsidiaries:

				Direct and indirect
				interest
Name	Main activities	Location	Investment type	2023	2022	2021
Vitru Brasil Empreendimentos, Participações e Comércio S.A	Continuing education courses	Florianópolis - SC	Subsidiary	100%	100%	100%
UNIASSELVI - Sociedade Educacional Leonardo da Vinci S/S Ltda	Distance learning, on-campus undergraduate and continuing education courses	Indaial - SC	Subsidiary	100%	100%	100%
Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Guaramirim - SC	Subsidiary	100%	100%	100%
FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Rondonópolis - MT	Subsidiary	100%	100%	100%
FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Cuiabá - MS	Subsidiary	100%	100%	100%
CESUMAR-Centro de Ensino Superior de Maringá Ltda.	Distance learning, on-campus undergraduate and continuing education courses	Maringá – PR	Subsidiary	100%	100%	-
Rede Enem Serviços de Internet Ltda	Preparatory courses	Florianópolis - SC	Subsidiary	100%	100%	-

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

a)	Subsidiaries

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company's accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognized the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of profit or loss.

b)	Joint arrangements

Investments in joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. The Company has only joint operations.

Joint operations

The Company recognizes its direct right to the assets, liabilities, revenues and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Details of the joint operation are set out in Note 2.5.m.

7

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

2.3.	Functional and presentation currency

The items included in the consolidated financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Brazilian Reais (R$), which is the Company’s functional currency and the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are initially recorded by each entity in the Company at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the income statement. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

2.4.	Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/non-current classification.

An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle;

•	Held primarily for the purpose of trading;

•	Expected to be realized within twelve months after the reporting period; or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle;

•	It is held primarily for the purpose of trading;

•	It is due to be settled within twelve months after the reporting period; or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.5.	Summary of material accounting policies

a)	Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability; or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

8

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

At each reporting date, the Company analyzes the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Company's accounting policies. For this analysis, the Company verifies the major inputs applied in the latest valuation by agreeing the information in the valuation computation to contracts and other relevant documents.

The Company also compares the change in the fair value of each asset and liability with relevant external sources to determine whether the change is reasonable.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

b)	Financial instruments—initial recognition and measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i.	Financial assets

Initial recognition and measurement

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs.

In order for a financial asset to be classified and measured at amortized cost or fair value through other comprehensive income (“OCI”), it needs to give rise to cash flows that are "solely payments of principal and interest (SPPI)" on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Company's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified as: financial assets at amortized cost or financial assets at fair value through profit or loss.

Financial assets at amortized cost

The Company measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss when the asset is derecognized, modified or impaired.

9

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

The Company’s financial assets at amortized cost mainly includes ‘Cash and cash equivalents’, 'Short-term investments' and ‘Trade receivables’.

The Company reclassifies financial assets only when its business approach for managing those assets changes.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss (“FVPL”) include held for trading financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. At the balance sheet date there are no financial assets measured at FVPL.

Financial assets are classified as fair value through profit and loss if they either fail the contractual cash flow test or in the Company’s business model are acquired for the purpose of selling or repurchasing in the near term. Financial assets may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of income. The net gain or loss recognized in the statement of income includes any dividend or interest earned on the financial asset. At the balance sheet date there are no financial assets measured at FVPL.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company's statement of financial position) when:

•	The rights to receive cash flows from the asset have expired; or

•	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment of financial assets

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Significant accounting estimates and assumptions – Note 3.

•	Trade receivables – Note 10.

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and the cash flows the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes an allowance for credit losses based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments are 365 days past due. In certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before considering any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

10

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

ii.	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss or amortized cost, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Company's financial liabilities include trade payables, loans and financing lease liabilities, Payables from acquisition of subsidiaries and share-based compensation.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are considered as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes financial instruments entered by the Company that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 – Financial Instruments.

Gains or losses on liabilities at fair value through PL are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 – Financial Instruments are satisfied. The Company has designated its financial liability related to share-based compensation as at FVPL.

Amortized cost

After initial recognition, interest-bearing financial liabilities are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as financial expenses in the statement of profit or loss.

The Company's financial liabilities at amortized cost include trade payables, loans and financing, lease liabilities, prepayments from costumers and payables from acquisition of subsidiaries.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

c)	Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short-term financial investments with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash, bank deposits and short-term highly liquid financial investments, as they are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and considered an integral part of the Company's cash management.

d)	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures include prepaid software licenses, insurance premiums and prepaid vacations to employees.

11

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

e)	Indemnification assets

When the selling shareholders of acquired entities have contractually agreed to indemnify the Company for amounts that may become payable in respect of lawsuits pertaining to the period under their responsibility, indemnification assets are recorded to the proportion of the respective provision. Subsequent changes in the amount recognized for the indemnification asset may occur in relation to the provision for contingencies, according to changes in the range of outcomes or the assumptions used to develop the estimate of the liability at the time of the acquisition.

f)	Leases

The group leases offices, buildings and equipment. Rental contracts are typically made for fixed periods of 1 to 20 years but may have extension options.

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. However, for leases of real estate for which the group is a lessee, it has elected not to separate lease and non-lease components and instead accounts for these as a single lease component.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

To determine the incremental borrowing rate, the Company:

•	where possible, uses recent third-party financing received by the individual lessee as a starting point, adjusted to reflect changes in financing conditions since third party financing was received.

•	uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk when the individual lessee does not have recent third-party financing; and

•	makes adjustments specific to the lease, e.g. term, country, currency and security.

The group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

12

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of properties (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of use assets are subject to impairment.

g)	Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation. Historical cost includes acquisition, formation or construction cost. Historical cost also includes financial expenses related to the acquisition of qualifying assets.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with these costs will flow to the Company and they can be measured reliably. The carrying amount of the replaced items or parts is derecognized. All other repairs and maintenance are charged to the statement of profit or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to reduce their cost to their residual value over their estimated useful lives, as follows:

Annual average rate
Buildings	4%
IT equipment	20%
Furniture, fittings and facilities	10%
Leasehold improvements	4% - 10%
Library	10%

An asset’s carrying amount is immediately written down to the recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the amounts of sales with the carrying amounts and are recognized within "Other income (expenses)" in the statement of profit or loss.

The Company annually reviews the useful lives and residual value of its assets. Based on review completed for December 31, 2023, the Company concluded that the depreciation rates used are consistent with its operations and that there are no changes to residual value of assets.

h)	Intangible assets

Computer programs (software) and internal project development

Computer software licenses are capitalized and amortized under the straight-line method over their useful lives.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when the following criteria are met:

13

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

•	It is technically feasible to complete the software/project so that it will be available for use or sale;

•	Management intends to complete the software/project and to use it or sell it;

•	The software/project may be sold or used;

•	Future benefits associated with the software can be demonstrated;

•	Adequate technical, financial and other resources are available to complete the design, and for the use or sale of the software/project; and

•	The expenses attributable to the software/project during its development can be measured reliably.

Directly attributable costs that are capitalized as part of the software/project product include the software/project development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recorded as an expense are not recognized as an asset in a subsequent period.

Computer software and project development costs recognized as assets are amortized using the straight-line method over their estimated useful lives. The average estimated useful lives of the software is 5 years and project development costs are 4 years.

Trademarks and licenses

Trademarks and licenses acquired in a business combination are recognized at fair value at the acquisition date. Subsequently, trademarks and licenses with a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives.

Goodwill

Goodwill is measured as the positive difference between the amount paid or payable and the net fair value of the acquiree’s assets and liabilities and other equity instruments that are acquired/exchanged. In the case of a bargain purchase, the excess of the net fair value of acquiree’s assets and liabilities over the purchase price is recognized in the statement of profit or loss at the acquisition date.

Goodwill is tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed. Gains and losses on disposal of an entity include the carrying amount of the goodwill on the entity disposed of.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the customer relationship, estimated at 4 years (See note 4).

Operation licenses for digital education

Digital education licenses correspond to the right to operate digital education in a given municipality, with authorization from the Ministry of Education, and in order to obtain such rights, an institution must meet a number of requirements, where the academic and physical infrastructure is assessed. Accordingly, this has been identified and allocated to the Company's business combination and was assessed as having an indefinite useful life, since as from the time such a license is granted the likelihood of losing it is virtually nil.

Operation licenses for digital education are tested annually or more frequently if events or changes in circumstances indicate a potential impairment and carried at cost less accumulated impairment losses, which are not reversed (See note 4).

Teaching/learning materials - TLM

TLMs acquired in a business combination are recognized at fair value at the acquisition date. The TLMs have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the use of the TLM at classes, estimated at 5 years (See note 4).

Non-compete agreements

Non-compete agreements acquired in a business combination are recognized at fair value at the acquisition date. The non-compete agreements have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over the expected life of the non-compete agreement, estimated at 5 years (See note 4).

14

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

i)	Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•	fair values of the assets transferred;

•	liabilities incurred to the former owners of the acquired business;

•	equity interests issued by the Company;

•	fair value of any asset or liability resulting from a contingent consideration arrangement; and

•	fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

The excess of the

•	consideration transferred or to be transferred;

•	amount of any non-controlling interest in the acquired entity; and

•	acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration, when applicable, is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

j)	Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Company bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Company's CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. A long-term growth rate is calculated and applied to project future cash flows after the fifth year.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination and licenses with indefinite useful lives in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, being the operating segments.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Company estimates the asset's or CGU's recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset's recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss.

Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful lives are tested for impairment annually as at December 31 at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

k)	Provision for contingencies

Provisions for losses related to legal and administrative proceedings involving labor, tax and civil matters are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the liability, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the liability, using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the time elapsed is recognized as interest expense.

l)	Share-based payments

The Company offers its managers and executives employee share schemes for the granting of share options issued by the Company, which can be settled either by delivering equity instruments (equity-settled transactions) or by payments in cash (cash-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by the fair value at the date options are granted by using an appropriate valuation model. Cost is recognized as an employee benefits expense, with a corresponding increase in equity (other capital reserves) The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of options, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an option, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an option and lead to an immediate expensing of an option unless there are also service and/or performance conditions.

No expense is recognized for options that do not ultimately vest because non-market performance and/or service conditions have not been met. Where options include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

The relevant services period may commence prior to the grant date. In this situation, the Company estimates the grant date fair value of the equity instruments for the purposes of recognizing the services received during the period between service commencement date and grant date. Once the grant date has been established, the entity revises the earlier estimate so that the amounts recognized for services received is ultimately based on the grant date fair value of the equity instruments.

Any proceeds received as a result of an exercise price, net of any directly attributable transaction costs, are credited directly to equity, as a capital increase for the issuance of new shares of the Company or a deduction of treasury shares when available.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognized as an employee benefits expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The fair value is determined using an appropriate valuation model. The approach used to account for vesting conditions when measuring equity-settled transactions also applies to cash-settled transactions.

At the balance sheet date, the Company revises its estimates of liability fair value (for the cash-settled transactions) and of the number of options whose rights are to be vested based on the established non-market vesting and service conditions (for both equity and cash-settled transactions). The impact of revising initial estimates, if any, is recognized in the statement of profit or loss prospectively. The significant judgments, estimates and assumptions regarding share-based payments are described further in Note 3. Refer to Note 23 for detailed information relating to these share schemes.

m)	Revenue from contracts with customers

The Company's revenue consists primarily of tuition fees charged for digital education undergraduate courses, on-campus undergraduate courses and continuing education courses. The Company also generates revenue from student fees and certain education-related activities.

Revenue from tuitions is recognized over time when services are rendered to the customer and the Company satisfies its performance obligation under the contract at an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those services. Revenues from tuitions are recognized net of scholarships from government programs (Note 2.5.p), cancelations (Note 10) and other discounts, refunds and taxes

Other revenues consists mainly of operational activities performed under the demand of the customers, such as the revenue on application of additional exams (substitute exams or vacation courses), transfer of localization, services of issuance of certificates and fines on contractual cancellation, and are recognized at a point in time when the service is rendered to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the service. Other revenues are presented net of the corresponding discounts, returns and taxes.

Trade receivables

Trade receivables represent the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Financial instruments—initial recognition and subsequent measurement.

Prepayments from customers

Prepayments from customers (a contract liability) are the obligation to transfer services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer, as a result of pre-paid tuition received from students and is recognized separately in current liabilities, when the payment is received. Prepayments from customers are recognized as revenue when the Company performs all obligations related to the contract, generally in the following month

Joint operations with hub partners

A hub is a local operating unit that can be owned by the Company or third parties (hub partners) and has the responsibility for offering to students the necessary structure in terms of audiovisual resources, library and information technology, to support the digital education courses.

The contractual agreement between the Company and each hub partner is a joint operation and establishes the rights of each hub partner on the related revenues and obligations for the related expenses. In this sense, the revenue from digital education and related accounts receivable are recognized only to the portion of the Company’s right to the jointly revenue. As a result, when the Company receives the student’s monthly tuition fee in whole, an obligation to the hub partner is accrued under trade payables.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

n)	Financial results

Financial income is recognized based on the time elapsed, using the effective interest rate method. When a loss is identified in relation to trade receivables, the carrying amount is reduced to its recoverable amount, which corresponds to the estimated future cash flows, discounted at the original effective interest rate of the instrument. Subsequently, as time elapses, interest rates are incorporated into trade receivables, matched against financial income. This financial income is calculated by the same effective interest rate used to calculate the recoverable amount, i.e., the original rate of trade receivables.

Financial expenses include interest expenses on financial liabilities, such as interests accrued on loans and financing, payables from acquisition of subsidiaries and lease liabilities.

Financial results also includes gains and losses associated with transactions denominated in foreign currencies.

o)	Earnings per share

Basic earnings per share is calculated by dividing:

•	the profit attributable to owners of the company, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

•	the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and

•	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

p)	Taxes

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares. Therefore, taxes are comprised of taxation over operations in Brazil, as follows:

Tax incentives

The higher education companies maintained by the Company are part of the University for All Program – ProUni, which establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for post-secondary education institutions that provide in exchange full and partial scholarships to a certain number of low-income students enrolled in traditional undergraduate and technological undergraduate programs. The following federal taxes are included in the exemption:

•	Income taxes: Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”)

•	Contributions on revenue: Social Integration Program tax (Programa de Integração Social or “PIS”) and the Social Contribution on Revenues tax (Contribuição para o Financiamento da Seguridade Social, or “COFINS”)

Current income taxes

Income taxes in Brazil are comprised of IRPJ and CSLL. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis. Income tax of each entity is calculated based on income, adjusted to taxable income by the additions and exclusions provided for in legislation.

Current income taxes were calculated based on the criteria established by the Normative Instruction of the Brazilian Internal Revenue Service, specifically regarding the PROUNI program, which allows exemption of these taxes from traditional and technological graduation activities.

The ProUni program benefit for income taxes is based on a fixed percentage of approved scholarships granted by the federal government to students upon each student’s request and is deducted from tuition gross revenue during the entire duration of such student's undergraduate studies (regardless of the tuition fee set out in the service contract) and as long as the student continues to comply with the scholarship requirements imposed by the government for each semester during the undergraduate course. The Company recognizes the economic benefits from the ProUni scholarships as tax deductions, as applicable.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects either accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Sales and other taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable.

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Company’s customers and recognized as deductions to gross revenue against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority. PIS and COFINS are contributions calculated on two different regimes according to Brazilian tax legislation: cumulative method and non-cumulative method.

The regulation of PROUNI defines that the revenue from traditional and technological under-graduation courses are exempt from PIS and COFINS. For income from other teaching activities, PIS and COFINS are charged based on the cumulative method at rates of 0.65% and 3.00%, respectively, and for non-teaching activities, PIS and COFINS are charged based on the non-cumulative method at rate of 1.65% and 7.6%, respectively.

ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Company’s customers for the services the Company renders. These are recognized as deductions to gross revenue against tax liabilities, as the Company acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%.

INSS is a social security charge levied on wages paid to employees.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

2.6.	Changes in accounting policies and disclosures

New standards, interpretations and amendments adopted by the Group.

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement; The Company changed the information reported regarding its accounting policies so that only the policies of the most relevant values and/or that influence the information normally used by users of the financial statements were presented.

•	Definition of Accounting Estimates – Amendments to IAS 8; The Company did not need to adopt the amendment due to there being no change in policy or accounting estimates in the current year.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12; The Company Was not affected by this amendment due to already had accounted for such transactions consistent with the new requirements.

•	IFRS 17 Insurance Contracts – This standard does not have an impact for the Company.

New standards and interpretations not yet adopted.

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

•	Classification of Liabilities as Current or Non-current – Amendments to IAS 1 Non-current Liabilities with Covenants – Amendments to IAS 1 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. Effective date: 1 January 2024

•	Lease Liability in a Sale and Leaseback – Amendments to IFRS 16 Amendments to IFRS 3 – Reference to the Conceptual Framework. Effective date: 1 January 2024

•	Supplier finance arrangements – Amendments to IAS 7 and IFRS 7 Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract. Effective date: 1 January 2024

•	Sale or contribution of assets between an investor and its associate or joint venture – Amendments to IFRS 10 and IAS 28. Effective date: to be defined.

These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.	Significant accounting estimates and assumptions

The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

Other disclosures relating to the Company's exposure to risks and uncertainties includes:

•	Capital management – Note 8

•	Financial instruments risk management and policies – Note 6.4

•	Sensitivity analyses disclosures – Note 6.4.1

Estimates and assumptions:

The key assumptions about the future and other key sources of estimated uncertainty as of the reporting date that include a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Company based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances that arise and that are beyond the Company's control. Such changes are reflected in the assumptions where they occur.

a)	Impairment of non-financial assets

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

Impairment exists when the carrying value of an asset or cash generating unit ("CGU") or group of CGUs exceeds its recoverable amount, defined as the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on data available from binding sales transactions, conducted at arm's length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash flow model ("DCF" model). The cash flows are derived from the budget for the next five years and do not include restructuring activities to which the Company has not yet committed or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as to expected future cash-inflows and the growth rate used for extrapolation purposes.

These estimates are most relevant to goodwill and indefinite lived intangible assets recognized by the Company. The key assumptions used to determine the recoverable amount for each CGU, including a sensitivity analysis, are disclosed and further explained in Note 16.

b)	Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques. The inputs into these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required to estimate fair values. Judgements include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 7 for further disclosures.

c)	Credit losses on trade receivables

The Company recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Company does not track changes in credit risk, but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment. The Company considers a trade receivable to be in default when contractual payments are 365 days past due. In certain cases, however, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A trade receivable is written off when there is no reasonable expectation of recovering the contractual cash flows. The information about the allowance for expected credit losses is disclosed in Note 8.

d)	Provision for contingencies

The Company is party to proceedings at judicial and administrative levels, as disclosed in Note 20. The provision for legal proceedings is set up for all proceedings assessed as probable losses. The likelihood of loss is assessed based on available evidence, the hierarchy of laws, case law, most recent court decisions and their relevance within the legal system, and the assessment made by the outside legal counsel. Provisions are reviewed and adjusted to take into account changes in circumstances, such as statute of limitations, additional exposures identified based on new matters or court decisions.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

e)	Lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has the option, under some of its leases to lease the assets for additional terms. The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

f)	Incremental lease rate

The Company is unable to determine the implicit discount rate to be applied to its lease agreements. Therefore, the incremental rate on the lessee's loan is used to calculate the present value of the lease liabilities at the initial registration of the lease.

The lessee's incremental loan rate is the interest rate that the lessee would have to pay when borrowing funds for the acquisition of an asset similar to the asset object of the lease, for a similar term and with a similar guarantee, the funds required to obtain the asset with a value similar to the right of use asset in a similar economic environment.

Obtaining this rate involves a high degree of judgment and should be a function of the lessee's credit risk, the term of the lease, the nature and quality of the collateral offered and the economic environment in which the transaction takes place. The rate calculation process preferably uses readily observable information from which to make the necessary adjustments to arrive at its incremental lending rate.

The IFRS 16 allows the incremental rate to be determined for a grouping of contracts, since this choice is associated with the validation that the grouped contracts have similar characteristics.

The Company has adopted the aforementioned practical method of determining groupings for its scope lease agreements as it understands that the effects of their application do not materially differ from the application to individual leases. The size and composition of the portfolios were defined according to the following assumptions: (a) assets of a similar nature and (b) remaining maturities with respect to the similar initial application date.

g)	Share-based compensation

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date and at each reporting period, for the liability portion on cash-settled transactions.

The Company uses certain methodologies to estimate fair value which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date;

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option, expected volatility of the price of the Company’s shares and expected dividend yield.

4.	Business combinations

4.1.	Business Combination with Unicesumar

On August 23, 2021, we entered into a purchase agreement with the shareholders of CESUMAR - Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”, to acquire the entire share capital of Unicesumar. The transaction was closed on May 20, 2022 (transaction date), when the consideration provided for in the purchase and sale agreement was transferred and control of Unicesumar was transferred to the Company, after usual conditions precedent, including appreciation by a regulatory agency antitrust and other regulatory approvals.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá - Paraná. At acquisition date Unicesumar had 999 hubs and approximately 331 thousand students, of

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

which 314 thousand are in digital education. Unicesumar also has significant on-site courses in the health area, mainly Medicine, with more than 1,600 students.

The acquisitions were accounted for using the acquisition method where the consideration transferred and the identifiable assets and liabilities acquired were measured at fair value, while goodwill is measured as the excess of consideration paid over those items.

ASSETS	494,439
Cash and cash equivalents	62,017
Trade receivables	78,929
Financial assets	62,385
Income taxes recoverable	3,617
Prepaid expenses	3,918
Deferred tax assets	17,580
Other assets	4,984
Right-of-use assets	170,980
Property and equipment	78,096
Intangible assets	11,933

LIABILITIES	357,389
Trade payables	70,067
Lease liabilities	171,829
Labor and social obligations	37,781
Income taxes payable	11,556
Prepayments from customers	17,731
Dividends	30,000
Provisions for contingencies	12,510
Other liabilities	5,915

Total acquired net assets at book value	137,050
Total identifiable net assets at fair value	1,516,987
Purchase price consideration	3,210,373

Goodwill arising on acquisition	1,556,336

Purchase price consideration

The total of consideration transferred was calculated based on the terms of the agreement with the former owners of Unicesumar shares. They received cash and Vitru Ltd shares just like determined in the terms of the business combination agreement.

The consideration consists of R$ 2,688,181 paid in cash, 7,182 thousand Vitru’s Shares, of which 5,387 thousand were issued on the Closing Date and 1,795 thousand of which 898 thousand have been retained for a period of 3 years and 897 thousand have been retained for a period of 6 years (“holdback period”), and a contingent consideration where an additional of R$ 1,000 will be paid for each new license to operate medical courses get in the next 5 years, with a maximum value of R$ 50,000:

Purchase consideration	3,210,373%
Cash payable at the acquisition date	2,162,500	67.36%
Payable after 12 months (i)	456,721	14.23%
Contingent consideration (ii)	30,608	0.95%
Payable through the issuance of new Vitru shares	560,544	17.46%

(i)	In September 2022, there was a contractual amendment reducing the purchase consideration by R$ 73,134 and the payment period was changed from 12 months to 24 months.

(ii)	The contingent consideration was estimated through a technical analysis by an education professional in the area of medicine, which concluded that it is possible to authorize 40 additional licenses by the MEC according to the proportion of

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

new license to operate medical courses available in the region of Corumbá in the period of 5 years. The amount of 30,608 recognized corresponds to the present value of the authorization of 40 additional license in the next 5 years.

Goodwill allocation:

Fair value adjustments	1,516,987
Customer relationships (i)	294,525
Brand (ii)	352,189
Non-compete agreement (iii)	272,416
Software (iv)	33,379
Teaching-learning material (TLM) (v)	26,584
Operation licenses for distance learning (vi)	1,206,641
Lease contracts (vii)	57,278
Licenses to operate medical courses (viii)	55,454
Deferred taxes on temporary differences	(781,479)
Goodwill	1,556,336
Total fair value of the identifiable assets + goodwill	3,210,373

The assumptions, critical judgments, methods and hypotheses used by the Company to determine the fair value of the intangible assets identified in the business combination were as follows:

(i)	Customer relationships: Valued using the MEEM method (“Multi-period Excess Earnings Method”), which is based on a calculation of discounting cash flows from future economic benefits attributable to the customer base, net of eliminations of the implied contribution obligations. The remaining useful life of the customer base was estimated by analyzing the average duration of courses of each segment.

The main assumptions used in assessing the customer relationships were:

a.	Revenue: Projected in accordance with historical data obtained by the Company, and expectations observed in competition tendencies related to course offering and geographic coverage.

b.	Costs and expenses: Projected in accordance with historical data obtained by the Company and expectations of normalization of the operating margin in the long term and operating synergies to be realized by the merger of Unicesumar’s operations within the Company.

c.	Tax rate: 34%, pursuant to Brazilian tax legislation; and

d.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences in regards to risk assessment and each CGU’s discount rate.

(ii)	Brand: Valued using the Relief from Royalty method. The method determines the value of an intangible asset based on the value of hypothetical royalty payments that would be saved through owning the asset, compared to licensing the asset to a third party. It involves the estimation of generating future cash flows to the business for the greatest possible deadline.

The main assumptions used in assessing the brand were:

a.	Remaining useful life: Adopted as the point where the discounted cash flows reach 90% of the total projected value.

b.	Royalties’ percentage: Estimated as 3.48%, but applied for each segment, depending on the expected margin of each CGU.

(iii)	Non-Compete Agreement: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the brand were:

a.	Revenue: Considers a revenue loss for the first 4 years. For the following years, it’s expected that the sellers are already part of the market.

b.	Competition probability: Different assumptions for each CGU:

•	Digital and Continuing Education – 85% due to the relative easiness to reach the student (virtually).

•	On-Campus Undergraduate Courses – 50%, due to the necessity of a more robust physical structure to accommodate the students.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

(iv)	Software: Valued using the Replacement Cost method. Management estimated the costs related to the development of systems with similar characteristics using providers external to Unicesumar. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the software were:

a.	Remaining useful life: 5 years.

b.	Taxes: Applied the effective average rate of income taxes for the Company.

(v)	Teaching-Learning Material: Valued using the Replacement Cost method. Management estimated the costs related to the development of similar products, as well as the degree of obsolescence (75)%. Because it is an auxiliary asset in generating cash from other intangible assets when applying the MEEM approach (in this case, only Customer Relationships), through the Costs of Contributing Assets.

The main assumptions used in assessing the teaching-learning material were:

a.	Remaining useful life: 3 years.

b.	Taxes: Applied the effective average rate of income taxes for the Company.

(vi)	Operation licenses for distance learning: Valued using the With-or-Without method. This method uses the profit or loss originated from the projection of the business as a whole.

The main assumptions used in assessing the operation licenses for distance learning were:

a.	Discount rate: The applied discount rate was WACC for each CGU.

b.	Estimated useful life: It’s assumed that the effects of not relying on the operation licenses from the beginning, having the need to construct the network, will be seen indefinitely.

c.	Operation: The operating licenses is given through authorization, that gives to Unicesumar the right to operate in a determined geographical area, which, in some cases, comes through a local partner. However, each authorization allows Unicesumar to change partner in each area, if necessary, substituting the structure for an equivalent one. Partners are not attached to the authorizations.

(vii)	Lease contracts: Valued using the Cost Savings method, that consists of calculating the savings measured by the Company, corrected by the duration of the contract by a discount rate.

The main assumptions used in assessing the leasing contracts were:

a.	After-tax discount rate: the after-tax discount rate was applied properly on each Cash Generating Unit (“CGU”), due to their differences regarding risk assessment and each CGU’s discount rate.

b.	Remaining useful life: Based on the duration of the leasing contract: 20 years.

(viii) Licenses to operate medical courses: Valued using the Income Approach method, with an emphasis on marginal fluctuations to the projected CGUs.

The main assumptions used in assessing the licenses to operate medical courses include the initial process of enrolling a student (duration, new students, evasion, graduation), amount of the course, profitability, investments and working capital, as well as growth in perpetuity.

The goodwill amount is based mainly on the workforce and its synergies from academic, commercial, and costs perspectives, considering that we are adding up the 15-year experience and track-record of both institutions as leading players in Digital Education, which is allowing us to improve even further the high-quality services to our students and to sustain our differentiated academic delivery.

25

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

4.2.	Acquisition of Rede Enem

On September 1, 2022, the Company acquired 100% of the share capital of Rede Enem Serviços de Internet Ltda through its subsidiary Vitru Brasil Empreendimentos, Participações e Comércio e S.A. or “Vitru Brasil”. Rede Enem is a platform that provides free content through an ecosystem that includes blogs, free preparatory courses, and social media profiles.

The aggregate purchase price of R$ 1,400 was paid in cash at the closing date. The following table presents the assets acquired and liabilities assumed at book value in the business combination:

ASSETS	90
Cash and cash equivalents	23
Trade receivables	32
Other assets	7
Property and equipment	28

LIABILITIES	97
Loans and financing	12
Labor and social obligations	41
Prepayments from customers	25
Other liabilities	19

Total acquired net assets at book value	(7)
Purchase price consideration	1,400

Goodwill arising on acquisition	1,407

5.	Segment reporting

Segment information is presented consistently with the internal reports provided to the Senior management team, consisting of the chief executive officer, the chief financial officer and other executives, and which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company’s strategic decisions.

In reviewing the operational performance of the Company and allocating resources, the CODM reviews selected items of the statement of profit or loss and of comprehensive income, based on relevant financial data for each of the Company’s operating segments, represented by the Company’s main lines of service from which it generates revenue, as follows:

•	Digital education undergraduate courses

•	Continuing education courses

•	On-campus undergraduate courses

Segment performance is primarily evaluated based on adjusted earnings before interest, tax, depreciation and amortization (Adjusted EBITDA) margin over net revenue. The Adjusted EBITDA is calculated as operating profit plus depreciation and amortization plus interest received on late payments of monthly tuition fees and adjusted by the elimination of effects from share-based compensation plus/minus exceptional expenses. General and administrative expenses (except for intangible assets’ amortization and impairment expenses), finance results (other than interest on tuition fees paid in arrears) and income taxes are managed on a Company’s consolidated basis and are not allocated to operating segments.

There were no inter-segment revenues in the years ended December 31, 2023, 2022 and 2021. There were no adjustments or eliminations in the profit or loss between segments.

The CODM do not make strategic decisions or evaluate performance based on geographic regions. Currently, the Company operates solely in Brazil and all the assets, liabilities and results are allocated in Brazil.

26

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

a)	Measures of performance

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Year Ended December 31,	courses	courses	courses	Total allocated
2023
Net revenue	1,414,508	101,830	446,187	1,962,525
Adjusted EBITDA	576,524	53,769	212,938	843,231
% Adjusted EBITDA margin	40.76%	52.80%	47.72%	42.97%

2022
Net revenue	998,220	68,058	251,068	1,317,346
Adjusted EBITDA	387,373	38,085	99,447	524,905
% Adjusted EBITDA margin	38.81%	55.95%	39.61%	39.84%

2021
Net revenue	531,716	52,460	46,971	631,147
Adjusted EBITDA	188,936	26,898	22,103	237,937
% Adjusted EBITDA margin	35.53%	51.27%	47.06%	37.70%

The total of the reportable segments net revenues represents the Company’s net revenue. A reconciliation of the Company’s loss before taxes to the allocated Adjusted EBITDA is shown below:

	Year Ended
	December 31,
	2023	2022	2021
Income/(expenses) before taxes	95,989	1,119	49,406
(+) Financial result	305,575	199,871	29,359
(+) Depreciation and amortization	212,658	150,951	54,479
(+) Interest on tuition fees paid in arrears	24,079	26,545	17,456
(+) Share-based compensation plan	(9,389)	(6,010)	14,728
(+) Other income (expenses), net	8,453	2,320	(65)
(+) Restructuring expenses	26,846	24,948	10,098
(+) M&A and Offering Expenses (i)	54,078	28,310	6,975
(+) Unallocated Operational expenses	124,942	96,851	55,501
Adjusted EBITDA allocated to segments	843,231	524,905	237,937

(i)	M&A and Offering Expenses for the year ended December 31, 2023 includes unallocated remuneration of R$ 33,879 (R$ 18,231 for the year ended December 31, 2022) regarding Unicesumar business combination.

27

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Other profit and loss disclosure

	Digital
	education	Continuing	On-campus
	undergraduate	education	undergraduate
Year Ended December 31,	courses	courses	courses	Unallocated	Total
2023
Net impairment losses on financial assets	234,613	17,580	11,348	-	263,541
Depreciation and amortization	94,157	3,893	92,565	22,044	212,658
Interest on tuition fees paid in arrears	20,570	1,205	2,304	-	24,079

2022
Net impairment losses on financial assets	155,931	8,026	23,577	-	187,534
Depreciation and amortization	87,623	2,542	51,019	9,767	150,951
Interest on tuition fees paid in arrears	18,498	961	7,086	-	26,545

2021
Net impairment losses on financial assets	90,063	15,666	4,960	-	110,689
Depreciation and amortization	37,226	1,563	8,972	6,718	54,479
Interest on tuition fees paid in arrears	14,199	725	2,532	-	17,456

6.	Financial assets and financial liabilities

6.1.	Financial assets

	December 31,	December 31,
	2023	2022
At amortized cost
Cash and cash equivalents	21,302	47,187
Short-term investments	220,301	26,389
Trade receivables	304,687	271,140
Total	546,290	344,716
Current	477,163	297,704
Non-current	69,127	47,012

6.2.	Financial Liabilities

	December 31,	December 31,
	2023	2022
At amortized cost
Trade payables	112,073	99,697
Lease liabilities	327,834	323,339
Accounts payable from acquisition of subsidiaries	-	507,361
Loans and financing	2,181,819	1,620,246
At FVPL
Share-based compensation	1,974	19,805
Total	2,623,700	2,570,448
Current	314,814	282,165
Non-current	2,308,886	2,288,283

6.3.	Fair Values

The Company assessed that the fair values of cash and cash equivalents, short-term investments, current trade receivables, trade payables and loans and financing approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities and the payables from acquisition of subsidiaries have their carrying amount discounted by their respective effective interest rate in order to be presented as close as possible to its fair value. Share-based compensation is measured at FVPL.

28

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

6.4.	Financial instruments risk management objectives and policies

The Company's principal financial liabilities comprise payables from acquisition of subsidiaries, loans and financing, trade payables, lease liabilities and share-based compensation. The main purpose of these financial liabilities is to finance the Company's operations. The Company's principal financial assets include trade receivables, short-term investments and cash and cash equivalents that derive directly from its operations.

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and operational risks in line with the objectives in capital management and counts with the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company's policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees policies for managing each of these risks, which are summarized below.

6.4.1.	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's exposure to market risk is related to interest rate risk and exchange rate risk.

The sensitivity analysis in the following sections relate to the position as of December 31, 2023.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's exposure to the risk of changes in market interest rates relates primarily to the Company's short-term investments, PEP – special installment payment trade receivables (Note 9), loans and financing, lease liabilities and payables from acquisition of subsidiaries, subject in each case to variable interest rates, principally the Brazilian interbank deposit (Certificado de Depósito Interbancário), or CDI rate, the General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, and the Broad National Consumer Price Index (Índice nacional de Preços ao Consumidor Amplo), or IPCA inflation rate.

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on short-term investments, trade receivables, loans and financing, lease liabilities and payables from acquisition of subsidiaries. With all variables held constant, the Company's income before income taxes is affected through the impact on floating interest rate, as follows:

					Increase / decrease in interest rate
	Balance as of 12/31/2023	Index - % per year	Probable scenario	Risk	Possible scenario 25%	Remote scenario 75%
Short-term investments	220,301	100% CDI - 13,04%	28,727	Decrease	21,545	7,182
Trade receivables	12,375	IPCA - 4,62%	572	Decrease	715	1,001
Lease liabilities	327,834	IGP-M - 3,17%	10,392	Increase	12,990	18,187

Probable scenario reflects the closing rates of the fixed interest yield and inflation indexes at year-end. The possible scenario projects a variation of 25 percent in these rates and, the remote scenario, a variation of 75 percent, both rise and fall, being considered the largest losses resulting by risk factor.

Exchange rate risk

Exchange rate risk relates to potentially adverse results that the Company may face from fluctuations in foreign currency exchange rates from economic crisis, sovereign monetary policy alterations, or market movements.

The Company's exposure to the risk of changes in foreign currency exchange rates relates to some of the Company's cash and cash equivalents.

29

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

Sensitivity analysis

The following table demonstrates the sensitivity to a reasonably possible change in exchange rates on cash and cash equivalents. With all variables held constant, the Company's income before income taxes is affected through the impact on floating exchange rate, as follows:

				Depreciation of exchange rate - effect on income
	Balance as of 12/31/2023	Currency	Current exchange rate	Scenario (i) VaR 99% I.C. 1 day	Scenario (ii) exchange rate variation 25%	Scenario (iii) exchange rate variation 75%
Cash and cash equivalents	8,331	USD	4,8413	(7)	(2,083)	(6,248)

(i)	Probable scenario – Value at risk (VaR) is a measure of the risk of loss for investments. It estimates how much a set of investments might lose (with a given Confidence Level – C.L.), given normal market conditions, in a set time period such as a day.

(ii)

6.4.2.	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the Company’s exposure to third parties, including cash and cash equivalents and short-term investments, as well as from its operating activities, primarily related to trade receivables from customers.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 10 for additional information on the Company's trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The Company's maximum exposure to credit risk for the components of the statement of financial position in years ended December 31, 2023, and 2022 is the carrying amounts of its financial assets.

6.4.3.	Liquidity risk

The Company's Management has responsibility for monitor liquidity risk. In order to achieve the Company's objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations and payables from acquisition of subsidiaries.

30

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

The tables below summarize the maturity profile of the Company's financial liabilities based on contractual undiscounted amounts:

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	112,073	-	-	-	112,073
Lease liabilities	51,621	76,873	96,115	261,427	486,036
Share-based compensation	-	-	1,974	-	1,974
Total	163,694	76,873	98,089	261,427	600,083

As of December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	99,697	-	-	-	99,697
Lease liabilities	51,310	62,567	40,804	168,658	323,339
Accounts payable from acquisition of subsidiaries	-	507,361	-	-	507,361
Share-based compensation	19,805	-	-	30,776	50,581
Total	170,812	569,928	40,804	199,434	980,978

7.	Fair value measurement

As of December 31, 2023, the Company have only Share-based compensation liabilities measured at fair value, in the amount of R$ 1,974 (2022 – R$ 19,805), which are classified in Level 3 of fair value measurement hierarchy given significant unobservable inputs used.

There were no transfers between Levels during the year ended on December 31, 2023.

The following table presents the changes in level 3 items for the years ended December 31, 2023, 2022 and 2021 for recurring fair value measurements:

	Share-based compensation
	2023	2022	2021
At the beginning of the year	19,805	52,283	46,260
Adjusted through profit and loss – general and administrative	(17,831)	(32,478)	6,023
As of December 31,	1,974	19,805	52,283

The Company assessed that the fair values of financial instruments at amortized cost such as cash and cash equivalents, short-term investments, current trade receivables and trade payables approximate their carrying amounts largely due to the short-term maturities of these instruments. Non-current trade receivables, lease liabilities, payables from acquisition of subsidiaries and loans and financing have their carrying amount adjusted by their respective effective interest rate in order to be presented as close as possible to its fair value.

31

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

The following table summarizes the quantitative information about the significant inputs used in level 3 fair value measurements:

	Weighted average inputs
	As of December 31,
Unobservable inputs	2023	2022	2021	Relationship of unobservable inputs to fair value
Net operating revenue growth rate (i)	20.00%	22.84%	24.80%	2023: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 23; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 22.
Pre-tax discount rate (ii)	11.30%	13.35%	11.20%	2022: Increased growth rate (+200 basis points (bps)) and lower discount rate (-100 bps) would increase FV by R$ 435; lower growth rate (-200 bps) and higher discount rate (+100 bps) would decrease FV by R$ 433.

(i)	The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii)	Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

8.	Capital management

The Company's objectives when managing capital are to safeguard its ability to continue as a going concern to provide returns for stockholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital, maximizing the return to stockholders.

The Company manages its capital structure and adjusts in light of changes in economic conditions and to maintain and adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

Capital is managed considering the consolidated position.

The Group has the following covenants for the debentures issued:

Net Financial Debt / Adjusted EBITDA less than or equal to:

(a) 4.0x (four times), to be verified based on the Issuer's consolidated and audited financial statements, with the calculation being based on the fiscal year ended on 31 December 2023;

(b) 3.5x (three and a half times), to be verified based on the Issuer's consolidated and revised quarterly financial information, with the calculation being based on the quarter ended June 30, 2024;

Adjusted EBITDA / Net Financial Result greater than or equal to:

(a) 1.5x (one and a half times) to be verified based on the consolidated and revised or audited financial information of the Issuer, as applicable, with the calculation being based on (a) the fiscal year ending on December 31, 2023, and (b) in the quarter ended June 30, 2024;

(b) 2.0x (twice), to be verified based on the Issuer's consolidated and audited financial statements, with the calculation being based on the fiscal year ending on December 31, 2024 and in subsequent years until the maturity of the Debentures

The breach of any of the above covenants will result in the automatic early maturity of the obligations arising from the Debentures, with the consequent consideration, by the Trustee, of the early maturity of all obligations arising from the Debentures and the requirement for payment of what is due, regardless of the call for General Meeting of Debenture Holders or the need to send any form of communication or notification to the Issuer and/or the Guarantors.

32

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

For the purposes of this item:

“Financial Debt” means, based on the consolidated and audited or revised financial statements, as applicable, of the Issuer, any amount owed, in Brazil or abroad, as a result of (i) loans, loans, financing or other financial debts, including commercial leasing (except property rental), financial leasing, fixed income securities, debentures, bills of exchange, promissory notes or similar instruments; (ii) acquisitions payable; (iii) net balance of active and passive transactions with derivatives (wherein said balance will be net of what is already classified as current liabilities and non-current liabilities); (iv) letters of credit, guarantees, guarantees, co-obligations and other guarantees provided for the benefit of unconsolidated companies in the respective financial statements; and (v) obligations arising from the redemption of securities representing the share capital and payment of declared and unpaid dividends or profits, if applicable, provided that the Financial Debt will not consider liabilities relating to commercial leases (property rental);

“Net Financial Debt” means, based on the consolidated and audited or revised financial statements, as the case may be, of the Issuer, its Financial Debt deducted from the sum of cash, financial investments and marketable securities, free and clear of any Liens.

“Adjusted EBITDA” means, based on the consolidated and audited or revised financial statements, as applicable, of the Issuer for the immediately preceding 12 (twelve) months, the net profit for the period, plus taxes (current and deferred) on profit, net financial expenses, financial income, depreciation, amortization and depletion (including impairment expenses), interest and fines on outstanding monthly fees (“Interest on tuition fees paid in arrears”), expenses with stock option plans (“Share-based compensation plan”), from the Other Expenses and Income line (“Other income (expenses), net”), and from expenses with M&A, share offering and restructuring (“M&A, pre-offering expenses and restructuring expenses ”), all calculated in accordance with the definitions of the most recent form 20-F of Vitru Ltd. And in line with IFRS Accounting Standards, being certain that, in addition, the Adjusted EBITDA must consider expenses with rents paid.

“Net Financial Result” means Financial Income minus (-) Financial Expenses.

“Financial Income” means the sum of interest on financial investments, interest on active loans and loans, active monetary and exchange variations, and income related to hedge/derivatives;

“Financial Expenses” means the sum of interest on financial debts, loans, bonds and securities, discount on the assignment of credit rights, costs of structuring banking or capital market operations, passive monetary and exchange variations, expenses related to hedging/ derivatives, interest or fines for late and/or non-payment of obligations, excluding interest on equity.

In the year ended December 31, 2023 the Group complied with all the required covenants according to the indexes below:

Net Financial Debt / Adjusted EBITDA: 2,93

Adjusted EBITDA / Net Financial Result: 2,18

9.	Cash and cash equivalents and short-term investments

	December 31,	December 31,
	2023	2022
Cash equivalents and bank deposits in foreign currency (i)	8,331	12,057
Cash and cash equivalents (ii)	12,971	35,130
	21,302	47,187

Short-term investments (iii)	220,301	26,389

(i)	Short-term deposits maintained in U.S. dollar.

(ii)	Cash equivalents are comprised of short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

(iii)	Short-term investments correspond to financial investments in Investment Funds, with highly rated financial institutions. As of December 31, 2023, the average interest on these Investment Funds is 13.49% p.a., corresponding to 103.45% of CDI (December 31, 2022 – 10.50% p.a. – 84.80% of CDI). Despite the fact that these investments have high liquidity and have

33

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

insignificant risk of changes in value, they do not qualify as cash equivalents given the nature of the investment portfolio and their maturity. Due to the short-term nature of these investments, their carrying amount is the same as their fair value.

10.	Trade receivables

	December 31,	December 31,
	2023	2022
Tuition fees	479,939	410,393
FIES and UNIEDU Guaranteed Credits	52,845	27,710
PEP - Special Installment Payment (i)	12,375	22,365
CREDIN - Internal Educational Credit (ii)	39,992	29,170
Provision for revenue cancellation	(12,150)	(6,512)
Allowance for expected credit losses of trade receivables	(268,314)	(211,986)
Total trade receivables	304,687	271,140

Current	235,560	224,128
Non-current	69,127	47,012

(i)	In 2015, a special private installment payment program (PEP) was introduced to facilitate the entry of students who could not qualify for FIES, due to changes occurred to the program at the time. These receivables bear interests of 4.62% and, given the long term of the installments, they have been discounted at an interbank rate of 13.04%.

(ii)	Unicesumar has a program similar to PEP, where the students receive a deduction from gross tuition based on services provided during the student’s undergraduate program. The deduction is based on a fixed percentage and, after graduation, the students pay back the deduction on the current value of tuition.

The aging list of trade receivables is as follows:

	December 31,	December 31,
	2023	2022
Receivables falling due	194,377	99,088

Receivables past due
From 1 to 30 days	55,948	59,718
From 31 to 60 days	43,933	44,827
From 61 to 90 days	45,104	47,174
From 91 to 180 days	84,106	85,358
From 181 to 365 days	161,683	153,473
Provision for revenue cancellation	(12,150)	(6,512)
Allowance for estimated credit losses	(268,314)	(211,986)
	304,687	271,140

Cancellations consist of deductions from revenue to adjust it to the value at which it will no longer be reversed, generally related to students that have not attended classes and do not recognize the service provided or are dissatisfied with the services being provided. A provision for cancellation is estimated using the expected value method, which considers accumulated experience and is updated at the end of each period for changes in expectations.

Changes in the Company’s revenue cancellation provision are as follows:

	2023	2022	2021
At the beginning of the year	(6,512)	(4,191)	(3,136)
Additions	(33,842)	(15,969)	(13,965)
Write-off	24,525	-	10,200
Reversals	3,679	13,648	2,710
As of December 31,	(12,150)	(6,512)	(4,191)

34

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

The Company records the allowance for expected credit losses of trade receivables on a monthly basis by analyzing the amounts invoiced in the month, the monthly volume of receivables and the respective outstanding amounts by late payment range, calculating the recovery performance. Under this methodology, the monthly billed amount and each late payment range is assigned a percentage of probability of loss that is accrued for on a recurring basis.

When the delay exceeds 365 days, the receivable is written-off. Even for written-off receivables, collection efforts continue, and their receipt is recognized directly in the statement of profit or loss, when incurred, as recovery of losses.

Changes in the Company’s allowance for expected credit losses are as follows:

	2023	2022	2021
At the beginning of the year	(211,986)	(113,934)	(102,128)
Write-off of uncollectible receivables	207,213	89,481	66,287
Reversal	37,256	19,242	11,416
Allowance for expected credit losses	(300,797)	(206,775)	(89,509)
As of December 31,	(268,314)	(211,986)	(113,934)

11.	Current and deferred income tax

a)	Reconciliation of income tax in the statement of profit or loss

Income tax differ from the theoretical amount that would have been obtained by using the nominal income tax rates applicable to the income of the Company entities, as follows:

	Year Ended December 31,
	2023	2022	2021
Earnings before taxes	95,989	1,119	49,406
Statutory combined income tax rate - %	34%	34%	34%
Income tax at statutory rates	(32,636)	(380)	(16,798)

Income exempt from taxation - ProUni benefit (i)	185,418	95,871	20,211
Unrecognized deferred tax asset on tax losses (ii)	(123,410)	-	(919)
Difference on tax rates from offshore companies (iii)	(4,719)	17	20,809
Non-deductible expenses	(12,057)	(7,079)	(2,863)
Tax losses used to reduce current tax	-	-	30
Other	207	3,772	772
Total income tax and social contribution	12,803	92,201	21,242
Effective tax rate - %	(13)%	(8,240)%	(43)%

Current income tax expense	(53,611)	(18,023)	(11,333)
Deferred income tax income	66,414	110,224	32,575

(i)	The University for All Program - ProUni, establishes, through Law 11,096, dated January 13, 2005, exemption from certain federal taxes for higher education institutions that provide full and partial scholarships to low-income students enrolled in traditional undergraduate and technological undergraduate programs. The Company's higher education companies are included in this program.

(ii)	The Group has companies that have not made a tax profit for some years, so we do not recognize deferred tax assets on the tax losses of these entities.

(iii)	Considering that the Company is domiciled in Cayman and there is no income tax in that jurisdiction, the combined tax rate of 34% demonstrated above is the current rate applied to all Company’s subsidiaries, operating entities in Brazil.

35

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

b)	Deferred income tax

	Balance sheet		Profit or loss
	2023	2022	2023	2022
Tax loss carryforward	93,242	93,242	-	78,832
Allowance for expected credit losses	90,892	59,739	31,153	12,612
Labor provisions	19,036	2,303	16,733	(21,259)
Lease contracts	3,937	7,147	(3,210)	(1,247)
Provision for revenue cancellation	4,131	990	3,141	(436)
Provision for contingencies	4,521	923	3,598	(1,201)
Other provisions	11,200	38,699	(27,499)	14,940
Total	226,959	203,043	23,916	82,241

Deferred tax assets	226,959	203,043	66,414	110,224

	Balance sheet		Profit or loss
	2023	2022	2023	2022
Intangible assets on business combinations	(730,896)	(773,394)	42,498	27,983
Total	(730,896)	(773,394)	42,498	27,983

Deferred tax liabilities	(730,896)	(773,394)

The above deferred taxes were recorded at the nominal rate of 34%. Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however tax loss carryforwards can only be used to offset up to 30% of taxable profit for the year.

12.	Prepaid expenses

	December 31,	December 31,
	2023	2022
Prepayments to hub partners	10,734	5,109
Prepayments to suppliers	4,394	4,303
Software licensing	2,292	389
Prepayments to employees	1,986	-
Insurance	304	208
Costs related to future issuances	-	8,514
Others	-	1,487
Prepaid expenses	19,710	20,010

13.	Receivables from hub partners

The receivables from hub partners are amounts of cash transferred to hub partners centers as follows:

	December 31, 2023	December 31, 2022
Credit to hub partners – distance learning centers	96,628	80,096
Receivables from hub partners	96,628	80,096

Current	39,351	31,979
Non-current	57,277	48,117

The increase in receivables from hub partners in 2023 is mainly due to the hubs expansion and the marketing funds made available for partners to carry out regional marketing actions during the student recruitment period.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

14.	Leases

Set out below, are the carrying amounts of the Company’s right-of-use assets related to buildings used as offices and hubs and lease liabilities and the movements during the year:

	Right-of-use assets			Lease Liabilities
	2023	2022	2021	2023	2022	2021
As of January 1,	350,393	136,104	127,921	323,339	161,532	149,353

New contracts	3,274	6,901	13,578	3,274	6,901	13,578
Re-measurement by index (i)	23,878	19,214	11,744	23,878	19,214	11,744
Lease Modification (ii)	(2,529)	(19,454)	(1,594)	(1,919)	(17,763)	(1,763)
Business combinations	-	228,258	-	-	171,829	-
Depreciation expense	(25,333)	(20,630)	(15,545)	-	-	-
Accrued interest	-	-	-	33,857	28,246	16,008
Payment of principal	-	-	-	(20,738)	(18,374)	(11,170)
Rent concession (iii)	-	-	-	-	-	(210)
Payment of interest	-	-	-	(33,857)	(28,246)	(16,008)
As of December 31,	349,683	350,393	136,104	327,834	323,339	161,532

Current	-	-	-	51,621	51,310	27,204
Non-current	349,683	350,393	136,104	276,213	272,029	134,328

(i)	Lease liabilities and right-of-use assets were incremented with respect to variable lease payments that depend on an index or a rate, because of annual rental prices contractually adjusted by market inflation rate General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M.

(ii)	During the year ended December 31, 2023, the Company partially reduced the scope of one lease contract with a corresponding liability in the amount of R$ 1,919. As a result, a gain of R$ 610 was recognized in other income (expenses), net, in the statement of profit and loss.

(iii)	The Company has received Covid-19 related rent concessions and has applied the practical expedient introduced by the amendments made to IFRS 16 in May 2020, applied to all qualifying rent concessions.

The Company recognized rent expense from short-term leases and low-value assets of R$ 8,492 for the year ended December 31, 2023 (2022 - R$ 5,882), mainly represented by leased equipment.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

15.	Property and equipment

	IT equipment	Furniture, equipment and facilities	Library books	Vehicles	Lands	Construction in progress	Leasehold improvements	TOTAL
As of December 31, 2020
Net book value	9,884	27,573	4,532	—	—	28	54,652	96,669
Cost	24,484	52,541	20,994	—	—	28	69,462	167,509
Accumulated depreciation	(14,600)	(24,968)	(16,462)	—	—	—	(14,810)	(70,840)
Purchases	9,166	8,645	—	—	—	5,496	2,688	25,995
Transfers	—	—	—	—	—	(4,344)	4,344	—
Disposals	—	(9)	—	—	—	—	—	(9)
Business combinations	—	—	—	—	—	—	—	—
Depreciation	(3,604)	(3,691)	(1,556)	—	—	—	(6,965)	(15,816)
As of December 31, 2021
Net book value	15,446	32,519	2,977	—	—	1,180	54,719	106,839
Cost	33,650	61,178	20,995	—	—	1,180	76,494	193,495
Accumulated depreciation	(18,204)	(28,659)	(18,018)	—	—	—	(21,774)	(86,655)
Purchases	8,701	6,472	225	624	—	13,144	11,149	40,315
Transfers	—	—	—	—	—	(5,362)	5,362	—
Disposals	—	(827)	—	—	—	—	(10,537)	(11,364)
Business combinations	20,158	45,352	2,471	1,365	4,566	1,686	2,526	78,124
Depreciation	(11,017)	(3,526)	(1,466)	(829)	—	—	(2,502)	(19,340)
As of December 31, 2022
Net book value	33,287	79,990	4,208	1,160	4,566	10,648	60,716	194,575
Cost	90,947	156,004	37,719	5,215	4,566	10,648	85,432	390,531
Accumulated depreciation	(57,660)	(76,014)	(33,511)	(4,055)	—	—	(24,716)	(195,956)
Purchases	17,511	23,998	645	—	—	7,659	1,487	51,300
Transfers	49	618	—	—	—	(8,479)	7,812	—
Disposals	(1,430)	(3,776)	(1)	(211)	—	—	(50)	(5,468)
Depreciation	(12,653)	(13,385)	(1,454)	(305)	—	—	(6,758)	(34,555)
As of December 31, 2023
Net book value	36,764	87,445	3,398	644	4,566	9,828	63,207	205,852
Cost	77,215	150,692	38,363	4,376	4,566	9,828	94,681	379,721
Accumulated depreciation	(40,451)	(63,247)	(34,965)	(3,732)	—	—	(31,474)	(173,869)

There has been no evidence that the carrying amounts of Property and equipment exceed their recoverable amounts.

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

16.	Intangible assets

	Software	Internal project development	Trademarks	Operation licenses for distance learning	Licenses to operate medical courses	Non- compete agreements	Customer relationship	Teaching/ learning material - TLM	Goodwill	TOTAL
As of December 31, 2020
Net book value	24,559	27,802	57,543	245,721	—	292	—	218	304,815	660,950
Cost	62,039	37,521	85,163	245,721	—	10,826	100,695	7,344	372,268	921,577
Accumulated amortization and impairment	(37,480)	(9,719)	(27,620)	—	—	(10,534)	(100,695)	(7,126)	(67,453)	(260,627)

Purchase and capitalization	3,640	28,680	—	—	—	—	—	—		32,320
Transfers	985	(985)		—	—	—	—	—		—
Disposals	—	—	—	—	—	—	—	—		—
Amortization	(8,440)	(10,610)	(3,558)	—	—	(292)	—	(218)		(23,118)
As of December 31, 2021
Net book value	20,744	44,887	53,985	245,721	—	—	—	—	304,815	670,152
Cost	66,664	65,216	85,163	245,721	—	10,826	100,695	7,344	372,268	953,897
Accumulated amortization and impairment	(45,920)	(20,329)	(31,178)	—	—	(10,826)	(100,695)	(7,344)	(67,453)	(283,745)

Purchase and capitalization	18,785	32,090	—	5,847	—	—	—	—	—	56,722
Transfers	—	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—	—	—
Business combination	33,379	—	341,369	1,206,641	55,454	272,416	294,525	26,584	1,557,774	3,788,142
Amortization	(12,837)	(12,256)	(1,491)	—	—	(22,038)	(33,335)	(5,416)	—	(87,373)
As of December 31, 2022
Net book value	60,071	64,721	393,863	1,458,209	55,454	250,378	261,190	21,168	1,862,589	4,427,643
Cost	141,237	97,306	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,832,028
Accumulated amortization and impairment	(81,166)	(32,585)	(43,527)	—	—	(32,864)	(134,030)	(12,760)	(67,453)	(404,385)

Purchase and capitalization	21,858	49,427	—	—	—	—	—	—	—	71,285
Transfers	20,873	(20,873)	—	—	—	—	—	—	—	—
Disposals	(3,968)	—	—	—	—	—	—	—	—	(3,968)
Amortization	(17,834)	(17,580)	(17,885)	—	—	(36,061)	(54,549)	(8,861)	—	(152,770)
As of December 31, 2023
Net book value	81,000	75,695	375,978	1,458,209	55,454	214,317	206,641	12,307	1,862,589	4,342,190
Cost	178,392	124,449	437,390	1,458,209	55,454	283,242	395,220	33,928	1,930,042	4,896,326
Accumulated amortization and impairment	(97,392)	(48,754)	(61,412)	—	—	(68,925)	(188,579)	(21,621)	(67,453)	(554,136)

Vitru Limited
Notes to the financial statements.
December 31, 2023 and 2022.
(In thousands of Brazilian Reais, except as otherwise indicated)

Impairment tests of intangible assets with indefinite useful life

Goodwill, operation licenses for distance learning and Licenses to operate medical courses were allocated to the Cash-generating units (CGUs), which are identified at the level of Company’s operating segments identified in Note 5.

The operating segment-level summary of the intangible assets with definite useful life allocation and the key assumptions for those CGUs that have significant goodwill allocated to them are presented below:

Segment Level	Distance learning undergraduate courses		Continuing education courses		On-campus undergraduate courses
	2023	2022	2023	2022	2023	2022
Allocation of carrying amount:
Goodwill	1,398,488	1,398,488	32,996	32,996	431,105	431,105
Operation licenses for distance learning	1,425,894	1,425,894	32,315	32,315	-	-
Licenses to operate medical courses	-	-	-	-	55,454	55,454
Intangible assets with indefinite useful life	2,824,382	2,824,382	65,311	65,311	486,559	486,559

Key assumptions:
Net operating revenue growth rate (i)	15.20%	28.80%	34.50%	70.00%	5.70%	-19.90%
Pre-tax discount rate (ii)	9.37%	10.60%	9.37%	10.60%	9.37%	10.60%
Long-term growth rate (iii)	3.00%	3.20%	3.00%	3.20%	3.00%	3.20%
Gross margin (iv)	76.00%	70.80%	76.30%	88.90%	44.90%	35.80%

(i)	The growth rate of net operating revenue is based on the historical growth of the student base and management’s expectations of market development.

(ii)	Pre-tax discount rate reflects specific risks relating to the segment and country in which the Company operates.

(iii)	The long-term growth rate does not exceed the long-term average growth rate for the education sector in which the CGU operates and is mostly comprised by expected inflation.

(iv)	Budgeted gross margin is the average margin as a percentage of revenue over the five-year forecast period. It is based on the current sales margin levels and is in line with the Company's operating history and management’s expectations for the future performance.

Based on the recent changes to legislation and growth of the digital education market in Brazil, Management expects to have strong growth in the digital education undergraduate courses, mainly based on the increase of hubs. In addition to the investments with new hubs, Management also considers investment for improvements to expand their existing units.

For the years ended December 31, 2023 and 2022 the recoverable amount of the cash-generating units (CGUs) was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated long-term growth rates stated above.

There was no goodwill impairment for the years ended December 31, 2023, 2022 and 2021.

Impact of possible changes in key assumptions

A decrease of 120 basis points in management estimated gross margin used in the value-in-use calculation for the digital education undergraduate courses CGU as of December 31, 2023 (74.8% instead of 76.0%), would have not resulted in the recognition of an impairment of goodwill. Also, the Company performed the same sensitivity analysis for the continuing education courses (75.2% instead of 76.3%) and concluded it would have not resulted in the recognition of an impairment of goodwill.

In addition to the test above reducing gross margin, an increasing of 120 basis points in management’s estimated discount rate applied to the cash flow projections for the two CGUs for the year ended December 31, 2023 (12.5% instead of 11.3%), would have not resulted in the recognition of an impairment of goodwill.

Management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the digital education undergraduate courses and continuing education segments to exceed its recoverable amount.

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

17.	Loans and financing

The Group issued through its subsidiary Vitru Brasil, four series of debentures, the first series containing 500 bonds maturing between November 2023 and May 2024, the second series containing 1,450 bonds maturing between May 2025 and May 2027., the third containing 190,000 bonds maturing between May 2025 and May 2028, and the fourth containing 500,000 bonds maturing between November 2028 and November 2030.

The nominal value for all the issued bonds is R$ 1,000.00.

The covenants from the issued debentures are disclosed and further explained in Note 8.

The debentures are not convertible into shares.

a) Breakdown

			December 31,	December 31,
Type	Interest rate	Maturity	2023	2022
Debentures	From CDI+2.45% until CDI+3.2% p.a	Nov/23 to May/28	2,181,819	1,620,246

Current			151,120	131,158
Non-current			2,030,699	1,489,088

b) Variation

	Loans and financing
	2023	2022
As of January 1,	1,620,246	-
New issuances (i)	675,828	1,905,851
Accrued interest	264,313	165,881
Payment of principal	(100,869)	(296,262)
Payment of interests	(277,699)	(155,254)
As of December 31,	2,181,819	1,620,246

(i)	The first and second series were issued during the year 2022 and the third and fourth series were issued during 2023. The difference between the face value of the debentures issued and the value presented in the movement are the transaction costs recognized in the amount of R$ 14,172 in 2023 and R$ 44,149 in 2022.

18.	Labor and social obligations

	December 31,	December 31,
	2023	2022
Accrual for bonus	41,031	9,522
Social charges payable (i)	22,085	15,675
Salaries payable	15,455	10,374
Accrued vacation and 13th salary	11,084	6,883
Other	771	651
Total	90,426	43,105

(i)	Comprised of contributions to Social Security (“INSS”) and to Government Severance Indemnity Fund for Employees (“FGTS”) as well as withholding income tax (“IRRF”) over salaries.

41

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

19.	Payables from acquisition of subsidiaries

	2023	2022
At the beginning of the year	507,361	149,765
Proceeds from acquisition of subsidiaries	-	680,015
Contractual Amendment - Change of Contractual Condition	-	(73,134)
Accrued Interest	40,303	40,069
Payment of principal	(487,326)	(236,461)
Payment of interests	(60,338)	(52,893)
As of December 31	-	507,361

Current	-	-
Non-current	-	507,361

On December 5, 2023, the Group settled the acquisition of Unicesumar in advance in order to reduce its debt in the short term.

20.	Contingencies

a)	Provision for contingencies

The provisions related to labor and civil proceedings whose likelihood of loss is assessed as probable are as follows:

Liabilities	Civil	Labor	Total
As of December 31, 2020	2,050	12,389	14,439
Additions	4,694	7,964	12,658
Accrued interest	149	1,039	1,188
Payments	(2,669)	(5,184)	(7,853)
Reversals	(1,390)	(4,170)	(5,560)
As of December 31, 2021	2,834	12,038	14,872
Additions	2,699	4,843	7,542
Business combinations	549	11,961	12,510
Accrued interest	2	25	27
Payments	(60)	(846)	(906)
Reversals	(1,485)	(3,378)	(4,863)
As of December 31, 2022	4,539	24,643	29,182
Additions	13,024	13,103	26,127
Accrued interest	838	1,443	2,281
Payments	(7,571)	(4,660)	(12,231)
Reversals	(2,982)	(499)	(3,481)
As of December 31, 2023	7,848	34,030	41,878

The Company’s subsidiaries are parties to legal and administrative proceedings. These proceedings generally refer to legal and administrative disputes involving unions, employees, suppliers and students. Provisions are recorded for legal proceedings that represent probable loss. The assessment of the likelihood of loss includes an analysis of available evidence, including the opinion of internal and external legal counsel. Management believes that the provisions are sufficient and properly stated in the financial statements.

42

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

b)	Indemnification assets

Pursuant to the terms and conditions of the purchase and sale agreement described in note 4, the periods of responsibility for each party in relation to such claims, value limits, notification criteria and reciprocal indemnity were defined. The rights generated by the purchase and sale agreement are as follows:

Assets	Civil	Labor	Total
As of December 31, 2020	799	8,392	9,191
Additions	10	2,895	2,905
Accrued interest	60	575	635
Realized	(119)	(3,276)	(3,395)
Reversals	(155)	(557)	(712)
As of December 31, 2021	595	8,029	8,624
Additions	1,051	3,541	4,592
Accrued interest	501	833	1,334
Realized	(433)	(3,645)	(4,078)
Reversals	(174)	(445)	(619)
As of December 31, 2022	1,540	8,313	9,853
Additions	10,298	11,517	21,815
Accrued interest	13	110	123
Realized	(1,845)	(667)	(2,512)
Reversals	(653)	(200)	(853)
As of December 31, 2023	9,353	19,073	28,426

c)	Possible losses, not provided for in the balance sheet

No provision has been recorded for proceedings classified as possible losses, based on the opinion of the Company's legal counsel. The breakdown of existing contingencies as of December 31, 2023 and December 31, 2022 as follows:

Possible losses	December 31, 2023	December 31, 2022
Civil	14,939	23,210
Labor	37,051	28,284
Tax	67,799	59,916
Total	119,789	111,410

Civil proceedings classified as possible loss

As of December 31, 2023, the Company’s subsidiaries were subject to 1,452 (2022 – 1,263) civil claims. Most of the lawsuits are related to consumer claims, including discussions regarding undue collection of tuition fees and rates, delay in the issuance of certificates and diplomas, undue collection of tuition fees for students that have been grated scholarships and public financing and denial of enrollment in courses, among others.

Labor proceedings classified as possible loss

As of December 31, 2023, the Company’s subsidiaries were subject to 184 (2022 – 180) labor claims. Most of these claims are related to overtime, salary equalization, vacation payments and/or non-enjoyment of vacation periods, severance payments and termination fees, and indemnities based on Brazilian labor laws.

43

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

Tax proceedings classified as possible loss

As of December 31, 2023, the Company’s subsidiaries were subject to 6 (2022 – 5) tax claims. The Company has an outstanding tax administrative proceeding related to Tax Infraction Notice No. 000204.00/2017, issued by the Porto Alegre City Hall Municipal Finance Department, in the total amount of R$ 28,024, corresponding to alleged Service Tax (ISS) debt, plus a 150% fine and late payment interest, for the period from January 2012 to June 2017.

The interpretation of the Porto Alegre City Hall Tax Authorities is that the educational services provided at a distance by the Company, from its headquarters in Indaial/SC, would be subject to ISS taxation in the City of Porto Alegre, where it maintains a digital education center. This interpretation is contested at an administrative level by the Company’s external law firm.

Liability for any payment of such debt shall be in accordance with the liability periods defined in accordance with the terms and conditions of the purchase and sale agreement described in note 18, and Sellers shall be liable for any debts relating to the period prior to the closing date of the acquisition (February 29, 2016).

21.	Equity

a)	Authorized capital

The Company is authorized to increase capital up to the limit of 1 billion shares, subject to approval of the Administration.

b)	Share capital

In 2023, the Company recognized the amount of R$ 10,396 and transferred the amount of R$ 6,144 from shared-based compensation reserves due to the issuance of 138,986 new shares regarding the exercise of SOP options.

The Company has issued only common shares, entitled to one vote per share. As of December 31, 2023, the Company’s share capital is represented by 33,826,199 common shares of par value of US$ 0.00005 each. The Company has issued only common shares, entitled to one vote per share.

c)	Capital reserve

Additional paid-in capital

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the ordinary course of business.

Share based compensation

The capital reserve is represented by reserve for share-based compensation programs classified as equity-settled, as detailed in Note 23.

The share-based payments reserve is used to recognize:

•	the grant date fair value of options issued to employees but not exercised.

•	the grant date fair value of shares issued to employees upon exercise of options.

Treasury shares: Buyback program

On May 11, 2023, the Company’s board of directors approved a share buyback program. The Company may repurchase up to 500,000 of its outstanding common shares in the open market, based on prevailing market prices, beginning on May 11, 2023, until the earlier of the completion of the buybacks and May 15, 2024. During the year period ended December 31, 2023, the Company repurchased 238,521 shares with a cash outflow of R$ 16,144.

d)	Dividends

The Company currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of the business and did not pay any cash dividends in the years ended December 31, 2023, 2022 and 2021, and do not anticipate paying any in the foreseeable future.

44

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

22.	Earnings per share

22.1.	Basic

Basic earnings per share is calculated by dividing the net income attributable to the holders of Company’s common shares by the weighted average number of common shares held by stockholders during the year.

The following table contains the earnings (loss) per share of the Company for years ended December 31, 2023 and 2022 and 2021 (in thousands except per share amounts):

	Year Ended December 31,
Basic earnings per share	2023	2022	2021
Net income attributable to the shareholders of the Company	108,792	93,320	70,648
Weighted average number of outstanding common shares (thousands)	33,734	26,547	22,922
Basic earnings per common share (R$)	3.23	3.52	3.08

22.2.	Diluted

As of December 31, 2023, the Company had outstanding and unexercised options to purchase 2,868 thousand (2022 – 2,302 thousand and 2021 – 1,514 thousand) common shares which are included in diluted earnings per share calculation. For years ended December 31, 2023, 2022 and 2021, outstanding options were all anti-dilutive.

	Year Ended December 31,
Diluted earnings per share	2023	2022	2021
Net income attributable to the shareholders of the Company	108,792	93,320	70,648
Weighted average number of outstanding common shares (thousands)	36,602	28,849	24,436
Diluted earnings per common share (R$)	2.97	3.23	2.89

23.	Share-based compensation

First Share Option Plan

The Company offers to its managers and executives the First Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

The First Share Option Plan was approved on June 8, 2017 and comprises the granting of up to 25,471,110 (after reverse share split 821,649) common share options with no par value, representing up to approximately five percent (5%) of the number of Company-issued common shares on the Plan’s approval date. The Plan is administered and managed by the Company's Board of Directors and the SOP Management Committee.

In the event of any change in the number of common shares issued by the Company resulting from any split, reverse split, amortization, repurchase, cancellation or exchange of shares, the Share Options limit stated in the heading shall be automatically adjusted to reflect any new number of Share Options, regardless of the approval of any amendment to this First Plan.

The First Share Option Plan initially issued by Vitru Brazil and then transferred to the Company upon the corporate reorganization. The transfer did not result in any changes on the Plan nor its balances in the consolidated financial statements.

Each share option grants its holder the right to purchase one (1) Company share, strictly under the terms and conditions set forth in that plan. Options are not entitled to dividends on the underlying shares.

In order to satisfy the exercise of share options granted under the plan, the Company may, at the discretion of the Board of Directors issue new shares within the Company’s authorized capital limit or may even sell treasury shares.

45

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given lot of share options shall be exercisable, a "Vesting Date"), where each year, twenty percent (20%) of the share options granted may be exercised.

When exercised, the vested options are settled in shares issued by Company which can be sold by the employee along with controlling shareholders on exit events or hold by the employee until the end of the plan in exchange for cash consideration by selling shares back to the Company. This represents a compound instrument, thus the expense is recognized with an increase in liability, to the limit of its fair value, derived from a formula based on the Company’s performance and remeasured at each reporting date, and any residual difference between the fair value of the compound instrument and the liability as of each reporting date will be attributed to the equity component of the instrument.

Participants have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

Upon an exit event, which may be either a transfer of control of the Company or secondary public offerings of Company-issued shares on the Brazilian or international publicly traded market, all options may become fully vested and may be fully or partially exercised by the participants.

Participants also shall have the right to require the Company to acquire all shares under its ownership to be held in treasury or for cancellation, upon payment, in cash, of the Put Option Exercise Price, for a given period as from the last Vesting Date, provided that no exit event has occurred up to the end of said period.

When all conditions applicable to the buyback of shares provided for in applicable laws and/or regulations are met, the Company shall pay the Participant the price equivalent to a certain amount of multiples of the Company's EBITDA minus the Net Debt, as set forth in each grant program, recorded as a liability.

a)	Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2023		2022
	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	88,474	259.62	474,892	50.60
Exercised during the year	(61,864)	269.47	-	-
Forfeited during the year	-		(386,418)	63.86
At the end of the year	26,610	74.93	88,474	259.62
Exercisable at the end of the year	-	-	77,296	258.82

No options from the First Share Option plan expired during the years ended December 31, 2023 and December 31, 2022.

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31, 2023	December 31, 2022
Weighted average remaining vesting period	3 months	1.2 years
Weighted average remaining expiring period	1.2 years	2.3 years
Purchase option exercise price range	R$56.11	R$56.11 - R$ 71.62
Weighted average remaining selling period	3.2 years	4.3 years
Weighted average selling price	R$ 189.07	R$ 548.49

46

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

c)	Options granted:

No new options from the First Stock Option Plan were granted during the years ended December 31, 2023 and 2022.

d)	The expense recognized for employee services received during the year is as follows:

	Year Ended December 31,

Expense arising from share-based payment transactions	2023	2022	2021
Cash-settled - first plan	(17,831)	(32,478)	6,023
Equity-settled - first plan	2,321	20,623	529
Equity-settled - second plan	6,121	5,845	-
Total	(9,389)	(6,010)	6,552

The fair value of cash-settled transactions were calculated based on discounted cash flows. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs (Note 6).

Second Share Option Plan

The Company offers to its managers and executives the Second Share Option Plan with general conditions for the granting of share options issued by the Company to the participants appointed by the Board of Directors who, at its discretion, fulfill the conditions for participation, thereby aligning the interests of the participants to the interests of its stockholders, so as to maximize the Company's results and increase the economic value of its shares, thus generating benefits for the participants and other stockholders. It also provides participants with a long-term incentive, increasing their motivation and enabling the Company to retain quality human capital.

The Second Share Option Plan was approved on November 19, 2020 and comprises the granting of common share options with no par value, representing up to approximately five percent (5%) of the number of Company-issued common shares on the Plan’s approval date. The Plan is administered and managed by the Company's Board of Directors.

In order to maintain the economic rights of the Participants, if the number of shares that make up the Company's capital is increased or decreased, including due to the split or reverse share split, the Board of Directors must make the appropriate adjustments to the number of shares to be issued according to the Options that were exercised and those that have not been exercised, except if the change in the number of shares that make up the Company's capital is due to the issuance of new shares due to capital increases or capital reduction and/or repurchase of shares, when no adjustments will be made to the number of shares to be issued in accordance with the Options. No fraction of Shares will be issued under the Plan or due to any of the adjustments provided for in this Section.

Each share option grants its holder the right to purchase one (1) Company share, strictly under the terms and conditions set forth in that plan. Options are not entitled to dividends on the underlying shares.

The share options granted to a participant are subject to a vesting period so that they are exercisable, subject to the applicable rules set forth in each grant program, in accordance with the schedule (as from each schedule date a given lot of share options shall be exercisable, a "Vesting Date"), where each year, a proportion of the share options granted may be exercised.

Participants have the right to turn all vested options into shares upon payment in cash, paying the Option Exercise Price as defined in the respective program that each participant is associated. The difference between the stipulated price in the program and the fair value of the share at the measurement date is recorded as equity.

In the event of a Material Transaction, Relevant Corporate Reorganization or Dissolution occurs and the Participant is Terminated as from such event, the Vesting Period of the Option held by the Terminated Participant will be fully anticipated, so that the Participant must exercise the Options within 60 (sixty) days as of the date of Termination.

47

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

a)	Set out below are summaries of the number and weighted average exercise prices ("WAEP") of options granted under the plan:

	2023		2022
	Number of options	WAEP per option	Number of options	WAEP per option
As of January 1	1,054,090	30.15	866,914	10.31
Granted during the year	130,951	32.45	508,413	2.41
Exercised during the year	(77,122)	21.35	-	-
Forfeited during the year	(59,465)	27.81	(63,778)	11.90
At the end of the year	1,048,454	36.07	1,311,549	12.54
Exercisable at the end of the year	244,319	24.88	198,688	13.89

b)	Share options outstanding at the end of the year have the following remaining periods and prices:

	December 31,	December 31,
	2023	2022
Weighted average remaining vesting period	4.0 years	5.0 years
Weighted average remaining expiring period	6.7 years	7.7 years
Purchase option exercise price	R$ 77.46	R$ 83.48

c)	Options granted during the year

	December 31, 2023	December 31, 2022
Grant date	January 3, 2023	December 11, 2020
Expiry date	October 2, 2029	September 9, 2028
Share price at grant date	USD 18.43	USD 14.30
Exercise price	USD 16.00	USD 16.00
Expected price volatility	59.15%	53.96%
Risk-free interest rate	11.34%	8.22%
Model used	Black-Scholes	Black-Scholes

The expense arising from share-based payment transactions from the Second Stock Options Plan in 2023 was R$ 6,121 (2022 – R$ 5,845)

24.	Key management compensation and related parties

a)	Key management compensation

Key management includes professionals selected at the sole discretion of the Board of Directors from among the Company's managers and executives.

The total compensation expense with key management for their services is shown below:

	2023	2022	2021
Salaries and related charges and variable compensation (i)	38,331	8,241	12,662
Share-based compensation	(9,389)	(6,010)	6,552
Total	28,942	2,231	19,214

(i)	Variable compensation as defined by the Board of Directors in an agreement with Group executives.

48

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

b)	Related parties

As a result of the business combination with Unicesumar, the Company has a lease agreement with companies related to members of the administration: The object of the contract is the Unicesumar Campus located in the city of Maringá-PR and is valid for 20 years from the closing date of the business combination:

	Balance Sheet		Profit or loss
	December 31,	December 31,
	2023	2022	2023	2022
Leases
SOEDMAR - Sociedade Educacional De Maringa Ltda.
Right-of-use assets	164,195	160,230
Depreciation expense			(4,298)	(5,054)
Lease liabilities	169,294	165,089
Interest on lease			(9,477)	(13,061)
WM Administração e Participações Ltda
Right-of-use assets	2,915	2,845
Depreciation expense			(217)	(255)
Lease liabilities	3,017	2,942
Interest on lease			(194)	(268)

In addition to the lease, as a result of the business combination with Unicesumar, the Company had a liability that was settled on December 05, 2023 for the acquisition of subsidiaries from members of the Company's management and board. The debt value was adjusted by the IPCA inflation rate until May 2023 and updated by CDI + 3% until its settlement.

	Balance Sheet		Profit or loss
	December 31,	December 31,
	2023	2022	2023	2022
Payables from acquisition of subsidiaries
Accounts payable to selling shareholders	-	147,338
Financial expenses			(9,621)	(1,458)

The Company also make monthly donations to ICETI – Instituto Cesumar de Ciência, Tecnologia e Inovação. The Institute has, among its institutional purposes and objectives, the support, development and promotion of education, research, development, innovation and technology projects, bringing together actions, programs and activities for this purpose. Some management members form the Company also help administrate the ICETI.

	Balance Sheet		Profit or loss
	December 31,	December 31,
	2023	2022	2023	2022
Donations
ICETI - Instituto Cesumar de Ciência, Tecnologia e Inovação
Other income (expenses), net			(3,579)	(3,340)

49

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

25.	Revenue

	Year Ended December 31,
	2023	2022	2021
Gross amount from services provided	2,487,626	1,663,606	791,006
(-) Discounts	(184,116)	(100,425)	(30,305)
(-) ProUni scholarships (i)	(272,581)	(201,436)	(109,217)
(-) Taxes and contributions on revenue	(68,404)	(44,399)	(20,337)
Net revenue	1,962,525	1,317,346	631,147

Timing of revenue recognition
Transferred over time	1,942,200	1,299,183	624,871
Transferred at a point in time (ii)	20,325	18,163	6,276
Net revenue	1,962,525	1,317,346	631,147

(i) Scholarships granted by the federal government to students under the ProUni program as described in Note 2.5.p

(ii) Revenue recognized at a point in time relates to revenue from student fees and certain education-related activities.

The Company`s revenues from contracts with customers are all provided in Brazil.

In the year ended December 31, 2023, the amounts billed to students for the portion to be transferred to the hub partner, in respect to the joint operation, is R$ 516,905 (2022 R$ 343,603 – 2021 R$ 181,630). As of December 31, 2023, the balance payable to the hub partner is R$ 23,018 (December 31, 2022 – R$ 43,676, December 31, 2021 - R$ 12,989).

26.	Costs and expenses by nature

	Year Ended December 31,
	2023	2022	2021
Payroll (i)	578,144	427,583	220,372
Sales and marketing	255,509	181,898	93,026
Depreciation and amortization (ii)	212,658	150,951	54,479
Consulting and advisory services	97,230	30,663	25,729
Material	30,045	57,138	16,488
Maintenance	41,790	27,827	12,774
Utilities, cleaning and security	42,836	14,330	6,472
Other expenses	30,755	36,112	12,418
Total	1,288,967	926,502	441,758

Costs of services	669,480	502,331	240,924
General and administrative expenses	259,086	179,335	89,344
Selling expenses	360,401	244,836	111,490
Total	1,288,967	926,502	441,758

(i) Payroll expenses include for the year ended December 31, 2023 R$ 589,733 (2022 - R$ 433,593) related to salaries, bonuses, short-term benefits, related social charges and other employee related expenses, and R$ (9,389) (2022 - R$ (6,010)) related to share-based compensation.

	Year Ended December 31,
Depreciation and amortization (ii)	2023	2022	2021
Costs of services	82,009	72,936	43,905
General and administrative expenses	75,683	44,119	10,570
Selling expenses	54,966	33,896	4
Total	212,658	150,951	54,479

50

Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

27.	Other income (expenses), net

	Year Ended December 31,
	2023	2022	2021
Write-off of property and intangible assets	(9,436)	(11,365)	(9)
Deductible donations	(3,579)	(2,322)	(300)
Modification of lease contracts	(610)	4,625	379
Fines	(141)	(150)	-
Contractual indemnities	(1)	(252)	(364)
Other revenues	5,454	7,395	730
Other expenses	(140)	(251)	(371)
Total	(8,453)	(2,320)	65

28.	Financial results

	Year Ended December 31,
	2023	2022	2021
Financial income
Interest on tuition fees paid in arrears	24,079	26,545	17,456
Financial investment yield	32,801	31,392	23,982
Foreign exchange gain	2,912	5,870	3,817
Other	1,178	759	265
Total	60,970	64,566	45,520

Financial expenses
Interest on accounts payable from acquisition of subsidiaries	(40,303)	(40,069)	(40,405)
Interest on lease	(33,858)	(28,246)	(16,008)
Interest on loans and financing	(264,313)	(165,881)	(8,642)
Foreign exchange loss	(3,960)	(7,481)	(1,711)
Other	(24,111)	(22,760)	(8,113)
Total	(366,545)	(264,437)	(74,879)

Financial results	(305,575)	(199,871)	(29,359)

29.	Other disclosures on cash flows

Non-cash transactions

In the year ended December 31, 2023:

•	The amount of R$ 6,503 (2022 – R$ 1,469. 2021 – R$ 3,395) regarding provision for contingencies of responsibility of the sellers of subsidiaries acquired in prior years, was reversed to the indemnification assets line item in non-current assets.

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Vitru Limited Notes to the financial statements. December 31, 2023 and 2022. (In thousands of Brazilian Reais, except as otherwise indicated)

30.	Subsequent events

On March 6, 2024, the Securities and Exchange Commission (SEC) declared that the Form F-4 of Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brasil”), a wholly owned subsidiary of the Company, was effective. As a result, Vitru Brasil is now registered at the SEC. Such registration is part of the listing migration of the Vitru group from NASDAQ to B3 (the Brazilian Stock Exchange), a process that was started in 2023 as duly announced by the Company, through which Vitru Brasil will incorporate the Company.

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